             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM SB-2/A
                            Amendment No. 1

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         TUSCANY MINERALS, LTD.
            (Name of small business issuer in its charter)

NEVADA                                              98-0335259
------                                              ----------
(State or jurisdiction of                           (I.R.S. Employer
incorporation or organization)                      Identification Number)

J. Stephen Barley, President
2060 Gisby Street, West Vancouver,
British Columbia, Canada  V7V 4N3                   SEC File No.: 333-55856
----------------------------------------
(Name and address of principal executive offices, principal place of business)

Registrant's telephone number, including area code:  (604) 926-4300

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering.                                                            |__|

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                        |__|

If this Form is a post-effective amendment filed pursuant to Rule
462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                        |__|

If delivery of the prospectus is expected to be made pursuant to Rule
434, check the following box.                                        |__|

                 CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------
TITLE OF EACH                 PROPOSED    PROPOSED
CLASS OF                      MAXIMUM     MAXIMUM
SECURITIES                    OFFERING    AGGREGATE     AMOUNT OF
TO BE 	  AMOUNT TO BE    PRICE PER   OFFERING      REGISTRATION
REGISTERED    REGISTERED      UNIT (1)    PRICE (2)     FEE (2)
---------------------------------------------------------------------
Common Stock  6,038,000 shares  $0.25     $1,509,500    $398.51
---------------------------------------------------------------------
(1) Based on last sales price on December 31, 2000
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                     COPIES OF COMMUNICATIONS TO:
                         Michael A. Cane, Esq.
                    2300 W. Sahara Blvd., Suite 500
                          Las Vegas, NV 89102
                            (702) 312-6255
                    Agent for Service of Process

            SUBJECT TO COMPLETION, Dated April 18, 2001



                             PROSPECTUS


                       TUSCANY MINERALS, LTD.
                          6,038,000 SHARES
                            COMMON STOCK
                          ----------------


The selling shareholders named in this prospectus are offering all of our shares of common stock offered through this prospectus. The shares were acquired by the selling shareholders directly from us in two private offerings that were exempt from registration under the US securities laws.

Our common stock is presently not traded on any market or securities exchange.



                          ----------------

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk
Factors" on pages 5 - 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          ----------------

            The Date Of This Prospectus Is: April 18, 2001

                         TABLE OF CONTENTS
                                                                   PAGE
                                                                   ----

Summary ...........................................................   4
Risk Factors ......................................................   5
   If We Do Not Obtain Additional Financing,
     Our Business Will Fail .......................................   5
   If We Do Not Complete the Payment and Expenditure Requirements
     Mandated in Our Option, We Will Lose Our Interest In the
     Holy Cross Mineral Property and Our Business May Fail ........   5
   Because There Is No Assurance That We Will Generate Revenues,
     We Face A High Risk of Business Failure ......................   6
   Because of the Speculative Nature of Exploration of Mining
     Properties, There is Substantial Risk that This Business
     Will Fail ....................................................   6
   Even if We Discover Commercial Reserves Of Precious Metals
     On Our Optioned Mineral Properties, We May Not Be Able to
     Successfully Obtain Commercial Production ....................   6
   If We Are Unable to Hire And Retain Key Personnel, We May
     Not Be Able To Implement Our Business Plan And Our Business
     Will Fail ....................................................   7
   If We Receive Positive Results From Our Exploration Program
     And We Determine To Pursue Commercial Production, Then We
     May Be Subject To An Environmental Review Process That May
     Delay Or Prohibit Our Proceeding To Commercial Production ....   7
   Because Our Sole Executive Officer Does Not Have Formal
     Training Specific To The Technicalities Of Mineral
     Exploration, There Is A Higher Risk Our Business Will Fail ... 7 Because Our Sole Executive Officer Has Other Business
     Interests, He May Not Be Able Or Willing To Devote A
     Sufficient Amount Of Time To Our Business Operations, Causing
     Our Business To Fail .........................................   7
   If A Market For Our Common Stock Does Not Develop, Our
     Investors Will Be Unable To Sell their Shares ................   8
   Because Our Stock Is Penny Stock, Shareholders Will Be
     Limited In Their Ability To Sell The Stock ...................   8
Use of Proceeds ...................................................   9
Determination of Offering Price ...................................   9
Dilution ..........................................................   9
Selling Shareholders ..............................................   9
Plan of Distribution ..............................................  15
Legal Proceedings .................................................  16
Directors, Executive Officers, Promoters and Control Persons ......  17
Security Ownership of Certain Beneficial Owners and Management ....  19
Description of Securities .........................................  19

Interest of Named Experts and Counsel .............................  20
Disclosure of Commission Position of Indemnification for
   Securities Act Liabilities .....................................  20
Organization Within Last Five Years ...............................  21
Description of Business ...........................................  21
Plan of Operations ................................................  28
Description of Property ...........................................  29
Certain Relationships and Related Transactions ....................  29
Market for Common Equity and Related Stockholder Matters ..........  30
Executive Compensation ............................................  32
Financial Statements ..............................................  34
Changes in and Disagreements with Accountants .....................  34
Available Information .............................................  34


Until ______, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             SUMMARY


Tuscany Minerals, Ltd.

We are in the business of mineral exploration; although, to date, we have relied upon the mineral exploration of others and have not yet conducted such exploration ourselves. We have acquired an option to acquire a 60% interest in a 500-hectare mineral claim located in the Province of British Columbia, Canada. This mineral property is referred to as the Holy Cross mineral property. Mr. Geoffrey Goodall, one of our directors, has granted the option to us. The option is exercisable by us completing further cash payments to Mr. Goodall and by completing minimum required exploration expenditures on the Holy Cross mineral property.

Our objective is to conduct mineral exploration activities on the Holy Cross mineral property in order to assess whether the claim
possesses commercially exploitable reserves of gold.   We have not,
nor has any predecessor, identified any commercially exploitable reserves on this property. Our proposed exploration program is designed to explore for commercially exploitable deposits. We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on our mineral claim.

We were incorporated on October 5, 2000 under the laws of the state of Nevada. Our principal offices are located at 2060 Gisby Street, West Vancouver, British Columbia, Canada. The telephone number of our principal executive office is (604) 926-4300.

The Offering

Securities Being Offered      Up to 6,038,000 shares of common stock.
                              The offering price will be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares      None.
To Be Sold in This Offering

Securities Issued
And to be Issued              12,538,000 shares of our common stock are
                              issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders.

Use of Proceeds               We will not receive any proceeds from the
                              sale of the common stock by the selling
                              shareholders.

                            RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

   RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

If We Do Not Obtain Additional Financing, Our Business Will Fail

We had cash in the amount of $67,660 as of December 31, 2000. We currently do not have any operations and we have no income. Our business plan calls for significant expenses in connection with the exploration of our optioned mineral property and the development of this property if our exploration indicates that our mineral claim possesses commercially exploitable mineral reserves. While we have sufficient funds to carry out phase one of the recommended exploration program on the Holy Cross Mineral Property, we will require additional financing in order to complete the full-
recommended exploration program.   We will also require additional
financing if the costs of the exploration and development of our optioned mineral property are greater than anticipated. We will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration and development is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including market prices for gold, investor acceptance of our property, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.

The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other anticipated alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

If We Do Not Complete the Payment and Expenditure Requirements
Mandated In Our Option, We Will Lose Our Interest in the Holy Cross Mineral Property and Our Business May Fail

We are obligated to make additional option payments and incur exploration expenditures on our optioned mineral property in order to exercise the option and obtain a 60% interest in the Holy Cross mineral property. We must make additional option payments in the amount of $120,000 and incur exploration expenditures in the amount of $558,500 in order to exercise this option.  While our existing cash reserves are sufficient to enable us to complete phase one of the geological exploration program recommended on our optioned mineral property, we will require substantial additional capital to fund the continued exploration of our optioned mineral property in order to exercise the option. In addition, we will require substantial additional capital in order to exercise the option.  If we do not make the additional option payments or meet the
exploration expenditures required by the option agreement, we will forfeit our interest in the optioned mineral property and will have no interest in the optioned mineral property. We have no agreements for additional financing and we can provide no assurance to investors that additional funding will be available to us on acceptable terms, or at all, to continue operations, to fund new
business opportunities or to execute our business plan.   If we
lose our interest in the optioned mineral property, there is a substantial risk that our business will fail.

Because There Is No Assurance That We Will Generate Revenues, We
Face A High Risk of Business Failure

We have not even begun the initial stages of exploration of our optioned mineral claim, and thus have no way to evaluate the likelihood that we will be able to operate the business successfully. We were incorporated in October 2000 and to date have been involved primarily in organizational activities and the acquisition of the optioned mineral property. We have not earned any revenues as of the date of this prospectus and have never been profitable. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from the exploration and future development of our optioned mineral property, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Because of the Speculative Nature of Exploration of Mining
Properties, There is Substantial Risk that This Business Will Fail

We can provide investors with no assurance that the Holy Cross mineral property contains commercially exploitable reserves of gold. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us in the exploration of the optioned mineral properties may not result in the discovery of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development and
often result in unsuccessful exploration efforts.    We may also
become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

Even If We Discover Commercial Reserves Of Precious Metals On Our
Optioned Mineral Properties, We May Not Be Able to Successfully
Obtain Commercial Production

The optioned mineral properties do not contain any known bodies of ore. If our exploration programs are successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to place the Holy Cross mineral property into commercial production. At this time, we can provide no assurance to investors that we will be able to do so.

             RISKS RELATED TO OUR MARKET AND STRATEGY

If We Are Unable To Hire And Retain Key Personnel, We May Not Be
Able To Implement Our Business Plan And Our Business Will Fail

Our success will be largely dependent on our ability to hire highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. These individuals may be in high demand and we may not be able to attract the staff we need.
In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or may lose such employees after they are hired. Currently, we have not hired any key personnel. Our failure to hire key personnel when needed would have a significant negative effect on our business.

                 RISKS RELATED TO LEGAL UNCERTAINTY

If We Receive Positive Results From Our Exploration Program And We Determine To Pursue Commercial Production, Then We May Be Subject
To An Environmental Review Process That May Delay Or Prohibit Our
Proceeding To Commercial Production

If the results of our geological exploration program indicate commercially exploitable reserves, of which there is no assurance, and we determine to pursue commercial production of our mineral claim, we may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that we would not be able to proceed with commercial production upon completion of the environmental review process if government authorities did not approve our mine or if the costs of compliance with government regulation adversely affected the commercial viability of the proposed mine.

                 RISKS RELATED TO THIS OFFERING

Because Our Sole Executive Officer Does Not Have Formal Training
Specific To The Technicalities Of Mineral Exploration, There Is A
Higher Risk Our Business Will Fail

While Mr. Stephen Barley, our sole executive officer and a director, has experience managing a mineral exploration company, he does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. Accordingly, we will have to rely on the technical services of others trained in appropriate areas. If we are unable to contract for the services of such individuals, it will make it difficult and maybe impossible to pursue our business plan. There is thus a higher risk of business failure.

Because Our Sole Executive Officer Has Other Business Interests, He May Not Be Able Or Willing To Devote A Sufficient Amount Of Time To Our Business Operations, Causing Our Business To Fail

Mr. Barley presently spends approximately 15% of his business time on business management services for our company. While Mr. Barley presently possesses adequate time to attend to our interests, it is possible that the demands on Mr. Barley from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Barley may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels. Competing demands on Mr. Barley's business time may cause Mr. Barley to have differing interests in approving significant corporate transactions than other stockholders.

If A Market For Our Common Stock Does Not Develop, Our Investors Will Be Unable To Sell their Shares

There is currently no market for our common stock and we can provide no assurance to investors that a market will develop. We currently plan to apply for trading of our common stock on the NASD over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we cannot provide investors with any assurance that our common stock will be traded on the bulletin board or, if traded, that a public market will materialize. If our common stock is not traded on the bulletin board or if a public market for our common stock does not develop, then investors may not be able to re-sell the shares of our common stock that they have purchased and may lose all of their investment.

Because Our Stock Is Penny Stock, Shareholders Will Be Limited
In Their Ability To Sell The Stock

The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in Tuscany Minerals will be subject to rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than complying with those rules, some broker-dealers will refuse to attempt to sell penny stock.

                     FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the this Risk Factors section and elsewhere in this prospectus.

                          USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

                 DETERMINATION OF OFFERING PRICE

We will not determine the offering price of the common stock. The offering price will be determined by market factors and the independent decisions of the selling shareholders.

                             DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

                      SELLING SHAREHOLDERS

The selling shareholders named in this prospectus are offering all of the 6,038,000 shares of common stock offered through this prospectus. The shares include the following:

1. 6,000,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and completed on November 20, 2000;

2. 38,000 shares of our common stock that the selling shareholders acquired from us in an offering that was exempt from registration under Regulation S of the Securities Act of 1933 and completed on December 31, 2000;

The following table provides as of April 18, 2001, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1.    the number of shares owned by each prior to this offering;
2.    the total number of shares that are to be offered for each;
3. the total number of shares that will be owned by each upon completion of the offering;
4.    the percentage owned by each; and
5. the identity of the beneficial holder of any entity that owns the shares.

                                      Total          Total
                                      Number Of      Shares
                                      Shares To      To Be       Percent
                                      Be Offered     Owned Upon  Owned Upon
                       Shares Owned   For Selling    Completion  Completion
Name Of Selling        Prior To This  Shareholders   Of This     Of This
Stockholder            Offering       Account        Offering    Offering
----------------------------------------------------------------------------

Glenn Bailey             1,000          1,000        NIL         NIL
Suite 304,
1110 Hamilton Street
Vancouver, BC V6B 2S2

Nicola Bailey            1,000          1,000        NIL         NIL
Suite 304
1110 Hamilton Street
Vancouver, BC V6B 2S2

James W. Barley          1,000          1,000        NIL         NIL
RR# 1,
Debert, NS  B0M 1G0

Mary E. Barley           1,000          1,000        NIL         NIL
70 Masstown Road
RR# 1 Debert, NS
B0M 1G0

Steve Bastable           1,000          1,000        NIL         NIL
3012 West 12th Avenue
Vancouver, BC  V6K 2K5

James Bordian          600,000        600,000        NIL         NIL
12750 54th Avenue
Surrey, BC  V3X 3C2

Kurt Bordian             1,000          1,000        NIL         NIL
347 - 101-1001 West
  Broadway
Vancouver, BC  V6A 4E4

Anita Bowes              1,000          1,000        NIL         NIL
3076 West 37th Avenue
Vancouver, BC  V6N 2V2

Edward Bowes             1,000          1,000        NIL         NIL
3076 West 37th Avenue
Vancouver, BC  V6N 2V2

TABLE IS CONTINUED FROM PAGE 10

                                      Total          Total
                                      Number Of      Shares
                                      Shares To      To Be       Percent
                                      Be Offered     Owned Upon  Owned Upon
                       Shares Owned   For Selling    Completion  Completion
Name Of Selling        Prior To This  Shareholders   Of This     Of This
Stockholder            Offering       Account        Offering    Offering
----------------------------------------------------------------------------
Joseph Bowes             1,000          1,000        NIL         NIL
3639 Garibaldi Drive
North Vancouver, BC
V7H 2W2

Decay Holdings Ltd.      2,000          2,000        NIL         NIL
3772 West 23rd Avenue
Vancouver, BC  V6S 1K7
(Beneficial Owner:
  David Kapusianyk)

James DeMarco          600,000        600,000        NIL         NIL
P.O. Box 1187
Whistler, BC  V0N 1B0

Kenneth Dong           600,000        600,000        NIL         NIL
402 - 2125 West 2nd Avenue
Vancouver, BC  V6K 1H7

Donna Durning          600,000        600,000        NIL         NIL
RR#1
Great Village, NS
  B0M 1L0

Geoffrey N. Goodall      1,000          1,000        NIL         NIL
1315 Arborlynn Drive
North Vancouver, BC
  V7J 2V6

Susan Hand             600,000        600,000        NIL         NIL
414 - 1859 Spyglass
  Place
Vancouver, BC  V5Z 4K6

Deidre Hopkins           1,000          1,000        NIL         NIL
G/10 Hilltop Crescent
Fairlight, NSW
2094, Australia

TABLE IS CONTINUED FROM PAGE 11

                                      Total          Total
                                      Number Of      Shares
                                      Shares To      To Be       Percent
                                      Be Offered     Owned Upon  Owned Upon
                       Shares Owned   For Selling    Completion  Completion
Name Of Selling        Prior To This  Shareholders   Of This     Of This
Stockholder            Offering       Account        Offering    Offering
----------------------------------------------------------------------------
International European
Realty Limited         600,000        600,000        NIL         NIL
St. Andrews Court
Fredrick Street
PO Box N- 4805
Nassau, Bahamas
(Beneficial Owner:
  Hermann Josef-Hermanns)

Leslie Kapusianyk        2,000          2,000        NIL         NIL
3772 West 23rd Avenue
Vancouver, BC  V6S 1K7

Francine Legault         1,000          1,000        NIL         NIL
3639 Garibaldi Drive
North Vancouver, BC  V7H 2W2

Joseph W. Lewis        600,000        600,000        NIL         NIL
601- 655 Moberly Road
Vancouver, BC  V5Z 4B2

Debra Mol                1,000          1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Lauren Mol               1,000          1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Raymond Mol            600,000        600,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Tara Mol                 1,000          1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

TABLE IS CONTINUED FROM PAGE 12

                                      Total          Total
                                      Number Of      Shares
                                      Shares To      To Be       Percent
                                      Be Offered     Owned Upon  Owned Upon
                       Shares Owned   For Selling    Completion  Completion
Name Of Selling        Prior To This  Shareholders   Of This     Of This
Stockholder            Offering       Account        Offering    Offering
----------------------------------------------------------------------------
Tessa Mol                1,000          1,000        NIL         NIL
9035 162A Street
Surrey, BC  V4N 3L6

Angela D. O'Neill        1,000          1,000        NIL         NIL
126 - 1185 Pacific Street
Coquitlam, BC  V3B 7Z2

Michelle O'Neill         2,000          2,000        NIL         NIL
833 Sprice Avenue
Coquitlam, BC  V3J 2P2

Stephen F.X. O'Neill     2,000          2,000        NIL         NIL
833 Sprice Avenue
Coquitlam, BC  V3J 2P2

Michael Proctor          1,000          1,000        NIL         NIL
552 Tempe Crescent
North Vancouver, BC
V7N 1E8

Elizabeth K. Provenzano  1,000          1,000        NIL         NIL
5467 Monte Bre Crescent
West Vancouver, BC  V7W 3A7

Michael F. Provenzano    1,000          1,000        NIL         NIL
5467 Monte Bre Crescent
West Vancouver, BC  V7W 3A7

Mark Reynolds            1,000          1,000        NIL         NIL
203 - 4323 Gallant Avenue
North Vancouver, BC  V7G 2C1

Patricia Smith           1,000          1,000        NIL         NIL
Suite 202,
  470 Granville Street
Vancouver, BC  V6C 1V5

TABLE IS CONTINUED FROM PAGE 13

                                      Total          Total
                                      Number Of      Shares
                                      Shares To      To Be       Percent
                                      Be Offered     Owned Upon  Owned Upon
                       Shares Owned   For Selling    Completion  Completion
Name Of Selling        Prior To This  Shareholders   Of This     Of This
Stockholder            Offering       Account        Offering    Offering
----------------------------------------------------------------------------
Roy C. Smith             1,000          1,000        NIL         NIL
Suite 202,
470 Granville Street
Vancouver, BC  V6C 1V5

Clive Stevens          600,000        600,000        NIL         NIL
2125 West 2nd Avenue
Vancouver, BC  V6K 1H7

Donald Sutherland        1,000          1,000        NIL         NIL
3011 West 15th Avenue
Vancouver, BC  V6K 3A5

Gerda Taylor             1,000          1,000        NIL         NIL
609 - 1267 Marinaside
Crescent
Vancouver, BC  V6Z 2X5

Jennifer Taylor          2,000          2,000        NIL         NIL
5488 Monte Bre
  Crescent
West Vancouver, BC
V7W 3B1

Kristie Taylor         600,000        600,000        NIL         NIL
552 Tempe Crescent
North Vancouver, BC
V7N 1E8

Michael Taylor           2,000          2,000        NIL         NIL
5488 Monte Bre
  Crescent
West Vancouver, BC
  V7W 3B1

Paul Woodward            1,000          1,000        NIL         NIL
5386 Westhaven Wynd
West Vancouver, BC  V7W 3E8

---------------------------------------------------------------------

Except as otherwise noted in the above list, the named party beneficially owns and has sole voting and investment power over all shares or rights to these shares. The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold. The percentages are based on 12,538,000 shares of common stock outstanding on April 18, 2001.

Other than Mr. Geoffrey N. Goodall, none of the selling shareholders or their beneficial owners:

     * has had a material relationship with the company other than as a shareholder at any time within the past three years; or
     * has ever been an officer or directors of the company or any of its predecessors or affiliates.

Mr. Goodall is one of our directors and has granted to us the option to acquire a 60% interest in the Holy Cross mineral property. We have also engaged Mr. Goodall to complete phase one of our planned geological work program. Mr. Goodall is the owner of 1,000 shares of our common stock.


                        PLAN OF DISTRIBUTION

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

1. On such public markets or exchanges as the common stock may from time to time be trading;
2.    In privately negotiated transactions;
3.    Through the writing of options on the common stock;
4.    In short sales; or
5.    In any combination of these methods of distribution.

The sales price to the public may be:

1.    The market price prevailing at the time of sale;
2.    A price related to such prevailing market price; or
3. Such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

In the event of the transfer by any selling shareholder of their shares to any pledgee, donee or other transferee not involving a transfer of the selling shareholder's beneficial ownership interest, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective registration statement in order to name the pledgee, donee or other transferee in place of the selling shareholder who has transferred their shares.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

We are bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1. Not engage in any stabilization activities in connection with our common stock;

2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.


                        LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.  Tuscany
Minerals' agent for service of process in Nevada is Michael A.
Cane, 2300 West Sahara Avenue, Suite 500, Box 18, Las Vegas, Nevada
89102.

     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors and their respective ages as of April 18, 2001 are as follows:

DIRECTORS:

Name of Director              Age
--------------------          ---
J. Stephen Barley              44
Geoffrey  N. Goodall           40

EXECUTIVE OFFICERS:

Name of Director              Age       Office
--------------------          ---       ------
J. Stephen Barley              44       President, Secretary, Treasurer
                                        and Chief Executive Officer

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. J. Stephen Barley is our president, secretary, treasurer and chief executive officer and is a member of our board of directors. Mr.
Barley was appointed to our board of directors on October 5, 2000.
Mr. Barley was appointed as our president on October 5, 2000.  Mr.
Barley received his Bachelor of Commerce degree from the Mount Allison University in New Brunswick, Canada in 1979. He received his law degree from Dalhousie University in Nova Scotia, Canada in 1982. Mr. Barley practiced as a lawyer with Casey & O'Neill and successor firms from 1984 to 1991. Mr. Barley practiced as a lawyer with J. Stephen Barley Personal Law Corporation from 1992 to 1997. Mr. Barley specialized in the areas of corporate and securities law during the time of his private practice as a lawyer with Casey & O'Neill and J. Stephen
Barley Law Corporation. Mr. Barley's clients included a number of publicly traded companies involved in the business of mineral exploration. Mr. Barley has been involved as a corporate finance consultant and as a director and investor in several private business ventures since 1997. Mr. Barley is a member in good standing of the
Law Society of British Columbia and the Law Society of Alberta.   Mr.
Barley is the president, secretary and treasurer and is a director of Copper Valley Minerals Ltd., a company engaged in mineral exploration.
Mr. Barley has been the president, secretary, treasurer and a director of Copper Valley Minerals Ltd. since February 16, 1999. Copper Valley Minerals Ltd. is a reporting company under the Securities Exchange Act of 1934 and is a company whose shares are traded on the OTC Bulletin Board. Mr. Barley was appointed a director of New Century Equity Holdings, Corp, a Nasdaq National Market company, in December 2000.
Mr. Barley also became a director of NetDriven Solutions Inc.
on March 30, 2001, a Canadian data storage services company.

Mr. Geoffrey N. Goodall is one of our directors. He was appointed to our board of directors on January 5, 2001. Mr. Goodall received his Bachelor of Science, Geology, from the University of British Columbia in 1984. Mr. Goodall is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is a fellow of the Geological Association of Canada. Mr. Goodall worked as a geologist with Fox Geological Services Inc. of Vancouver, British Columbia, Canada from May, 1984 to May, 1997. Mr. Goodall's responsibilities as a geologist with Fox Geological Services

Inc. increased throughout
this period from conducting geological field surveys to senior geologist in charge of project management. Mr. Goodall's experience covers all aspects of mineral exploration from concept design and implementation of reconnaissance exploration to detailed drilling and preliminary ore reserve calculations. Mr. Goodall was Vice-President, Exploration of Upland Resources Ltd. of Vancouver, British Columbia, Canada from June, 1997 to September, 1998. Upland Resources Ltd. is a public company, the shares of which are traded on the Vancouver Stock Exchange. Mr. Goodall was responsible for the design, implementation, and supervision of mineral exploration projects for Upland Resources. Mr. Goodall worked with Homestake Mining Inc. of San Francisco, California from September to December, 1998. Mr. Goodall's work with Homestake was as a contract geologist whose duties included reviewing the exploration programs and operations of Homestake Mining in Bulgaria. Mr. Goodall is also a director of Copper Valley Minerals Ltd., a reporting company under the Securities Exchange Act of 1934 and a company whose shares are traded on the OTC Bulletin Board. Mr. Goodall has been a director of Copper Valley Minerals Ltd. since August 12, 1999.

Each of Mr. Barley and Mr. Goodall are involved with Copper Valley Minerals Ltd. Mr. Barley is the president, secretary and treasurer of Copper Valley Minerals Ltd. and a director. Mr. Goodall is a director. Copper Valley Minerals Ltd. is involved in the mineral exploration of a mineral property in the State of Nevada for potential copper reserves. Copper Valley Minerals Ltd. has obtained a geological report on its mineral property and has determined to proceed with the first phase of a geological exploration program on its property. The objective of the geological exploration program is to determine whether the mineral property has potentially commercial exploitable reserves of copper. Mr. Barley and Mr. Goodall devote only a portion of their business time to the management of Copper Valley Minerals Ltd. The activities of Copper Valley Minerals are similar to our activities in that both companies are engaged in the business of mineral exploration of properties with unproven reserves, have obtained geological reports on their properties and have determined to proceed with the first phase of a recommended geological exploration program on their properties. Mr. Barley and Mr. Goodall each devote only a portion of their business time to the activities of each company. Mr. Barley and Mr. Goodall presently do not have any plans to be involved together in any future entities, however they may evaluate new opportunities if they are presented and may determine to proceed with a future business opportunity that does not involve either us or Copper Valley Minerals.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides the names and addresses of each person known to us to own more than 5% of our outstanding common stock as of April 18, 2001, and by the officers and directors, individually and as a group. Except as otherwise indicated, all shares are owned directly.

                 Name and address           Amount of               Percent
Title of class   of beneficial owner        beneficial ownership    of class
--------------   -------------------        --------------------    --------
Common Stock     J. Stephen Barley          6,500,000 shares        51.8%
                 Director, President & CEO
                 2060 Gisby Street
                 West Vancouver,
                 British Columbia
                 Canada  V7V 4N3

Common Stock     Geoffrey N. Goodall        1,000 shares             0.007%
                 Director
                 1315 Arborlynn Drive,
                 North Vancouver,
                 British Columbia
                 Canada  V7J 2V6

Common Stock     All Officers and Directors 6,501,000 shares        51.8%
                 as a Group that consists of two persons

----------------------------------------------------------------------------
The percent of class is based on 12,538,000 shares of common stock issued and outstanding as of April 18, 2001.

                      DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share.

Common Stock

As of April 18, 2001, there were 12,538,000 shares of our common stock issued and outstanding that were held by approximately forty-three (43) stockholders of record.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.


               INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Michael A. Cane of Cane & Company, LLC, our independent legal counsel, has provided an opinion on the validity of our common stock.

Morgan & Company, independent chartered accountants, of Vancouver, British Columbia, audited our financial statements and presented their report with respect to the audited financial statements. The report of Morgan & Company was given upon their authority as experts in accounting and auditing.

Craig Payne of Crest Geological Consultants Ltd. has provided a geological report as an exhibit to the registration statement.

 DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES
                           ACT LIABILITIES

Our directors and officers are indemnified as provided by the Nevada Revised Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

                ORGANIZATION WITHIN LAST FIVE YEARS

We were incorporated on October 5, 2000 under the laws of the state of Nevada.

We acquired our option to acquire an interest in the Holy Cross mineral claim situated in the Province of British Columbia, Canada on December 8, 2000.

Mr. J. Stephen Barley, our president and a director, has been our sole promoter since our inception. Other than the purchase of his stock and a management agreement, Mr. Barley has not entered into any agreement with us in which he is to receive from us or provide to us any thing of value. Mr. Barley has acquired 6,500,000 shares of our common stock at a price of $0.001 US per share. Mr. Barley paid a total purchase price of $6,500 for these shares. Mr. Barley purchased these shares on November 1, 2000.


                      DESCRIPTION OF BUSINESS

In General

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We own an option to acquire an interest in the mineral claim described below under the heading Holy Cross Mineral Property Option Agreement. There is no assurance that a commercially viable mineral deposit exists on our mineral claim. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any mineral reserves that we may discover on our mineral claim can be determined. Our plan of operations is to carry out exploration work on the Holy Cross mineral claim in order to ascertain whether this claim possesses commercially exploitable quantities of gold. We can provide no assurance to investors that a commercially exploitable mineral deposit, or reserve, exists in the Holy Cross mineral claim until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

Holy Cross Mineral Property Option Agreement

We have obtained an option to acquire a 60% interest in a twenty-unit mineral claim situated in the Province of British Columbia, Canada. Mineral claims in British Columbia consist of units, with each unit being a square in shape covering 25 hectares and measuring 500 meters on each side. We refer to this mineral claim as the Holy Cross mineral property. We obtained our interest in the Holy Cross mineral property pursuant to an option agreement dated December 8, 2000 between Mr. Geoffrey N. Goodall and ourselves. Mr. Goodall is the owner of the Holy Cross mineral property and has been one of our directors since January 5, 2001. We paid cash consideration to Mr. Goodall for the grant of the option in the amount of $1,500 on December 8, 2000 upon execution of the option agreement.

We are entitled to exercise the option to acquire the 60% interest in the Holy Cross mineral property by completing the following payments to Mr. Goodall and incurring the following required exploration expenditures on the Holy Cross mineral property:

(A) paying to Mr. Goodall an additional aggregate amount of $120,000 in accordance with the following schedule:

      (1)   $10,000 on or before December 8, 2001;
      (2)   $20,000 on or before December 8, 2002;
      (3)   $40,000 on or before December 8, 2003;
      (4)   $50,000 on or before December 8, 2004; and

(B) incurring an aggregate of $558,500 of property exploration expenditures on the Holy Cross mineral property within the following periods:

      (1)   $8,500 on or before December 31, 2001;
      (2)   a further $50,000.00 on or before December 31, 2002;
      (3)   a further $100,000.00 on or before December 31, 2003;
      (4)   a further $150,000.00 on or before December 31, 2004;
            and
      (5)   a further $250,000.00 on or before December 31, 2005.

We have advanced $4,250 towards a geological work program that we plan to complete on the Holy Cross mineral property. These funds have been advanced to Mr. Goodall, one of our directors, who we have engaged to complete phase one of our planned geological work program. Accordingly, we are required to incur an additional $4,250 in exploration expenditures by December 31, 2001 in order to preserve our option.

In the event that we spend, in any of the above periods, less than the required sum on exploration expenditures, we may, at our option, pay to Mr. Goodall the difference between the amount actually spent and the amount of required exploration expenditures in full satisfaction of the exploration expenditures to be incurred. We would consider paying Mr. Goodall the difference between the amount actually spent and the amount of the required exploration expenditures in the event that (1) we had not incurred the required exploration expenditures, and (2) we did not want our option to terminate. This circumstance could occur where the results of a completed exploration program were positive and warranted further exploration in the opinion of management but the costs incurred in completing the exploration program were less than the amount required to maintain the option. In the event that we spend, in any period, more than the required sum, then the excess will be carried forward and applied to the required exploration expenditures to be incurred in subsequent periods. If we fail to make any required payment or incur any required exploration expenditure, our option will terminate and we will have no further rights to the Holy Cross mineral property. Property exploration expenditures include all costs of acquisition and maintenance of the property, all expenditures on the exploration and development of the property and all other costs and expenses of whatsoever kind or nature, including those of a capital nature, incurred or chargeable with respect to the exploration of the property.

During the term of our option, Mr. Goodall will be obligated to maintain in good standing the Holy Cross mineral property by the doing and filing of assessment work or making of payments in lieu thereof, by the payment of taxes and rentals, and the performance of all other actions which may be necessary in order to keep the Holy Cross mineral property free and clear of all liens and other charges.

Upon acquiring a 60% interest in the Holy Cross mineral property by exercise of our option, we will enter into a joint venture agreement with Mr. Goodall for the purpose of further exploring and developing and, if economically and politically feasible, constructing and operating a mine on the Holy Cross mineral property.

Location of the Holy Cross Mineral Property

The Holy Cross mineral property consists of a twenty-unit mineral claim block located in the Omineca Mining Division of north central British Columbia. Our mineral claim is comprised of a total of 500 hectares, measuring 2,500 metres by 2,000 metres. It is located approximately 145km west of Prince George and 33km south of the village of Fraser Lake. The Holy Cross mineral property is readily accessible by a network of forest service and secondary logging roads from the village of Fraser Lake, 33km to the north.

The Holy Cross mineral property is located within the interior plateau region of central British Columbia. The claim covers an area of forested and logged hillsides ranging in elevation from 1150m to 1400m, with small ponds and streams draining the hills. Approximately 40% of the property has been logged by clear-cut methods. Where not logged, vegetation consists of pine, spruce and some fir.

Geological Report

We have obtained a geological evaluation report on the Holy Cross mineral property. Craig W. Payne M.Sc., P.Geo. of Crest Geological Consultants Limited, Coquitlam, British Columbia prepared this geological report. The geological report summarizes the results of the prior exploration of the Holy Cross claims and the geological formations on the property that were identified as a result of this prior exploration. The geological report also recommends a further geological exploration program on the Holy Cross claims.

Exploration History of the Holy Cross Mineral Property

The history of the exploration of the Holy Cross Mineral Property is summarized in the geological report that we obtained from Mr. Payne of Crest Geological Consultants Ltd. The following summary of the exploration history of the Holy Cross mineral property is based on Mr. Payne's summary of this exploration history.

Noranda Exploration Company discovered the Holy Cross prospect in 1987 during a reconnaissance exploration program. The original claims were staked after rock samples collected from the property returned anomalous concentrations of gold. The process of staking a mineral claim is the physical process of having the perimeter boundary of a mineral claim marked in accordance with the requirements of the British Columbia Mineral Tenure Act. Anomalous concentrations of gold refer to concentrations of gold present in mineral ore that are above normal concentrations. Noranda explored the property during 1988-89 with geological mapping, wide spaced soil sampling, trenching and geophysical surveys. They identified several areas of mineralization with anomalous gold concentrations.

The area was simultaneously staked in 1994 by Kennecott Canada and Cogema Resources, resulting in a claim dispute. Prior to conceding the ground, Kennecott conducted geological mapping and geochemical surveys. During October 1994, Cogema Resources conducted reconnaissance rock and soil sampling. The property was optioned to Phelps Dodge Corporation of Canada in 1995 who conducted additional geological mapping and geochemical surveys.

The claims covering the key showings at the Holy Cross property lapsed in 1999 with the result that title reverted to the Province of British Columbia. Key showings are the main or prominent areas
of mineralization identified on the property.   The lapse of a
mineral claim means that mineral title to the property reverts to the Province of British Columbia. In British Columbia, mineral claims will lapse when minimum amounts of exploration work on the claim have not been completed or minimum payments in lieu of work have not been made within the required time periods imposed by legislation.

The Holy Cross claim was staked in February, 2000 by Mr. Geoffrey Goodall to cover the main area of potential gold mineralization. Mr. Goodall is the legal owner of title to the mineral claim and no other person has any interest in the mineral claim, other than our interest as a result of the option. The Province of British Columbia owns the land covered by the mineral claim in fee simple. In order to maintain this claim in good standing, we must complete exploration work on the mineral claim or make payments to the Province of British Columbia to maintain the mineral claim in lieu of completing exploration work. Currently, a work value of $100 CDN is required during each of the first two years after a claim is staked and a work value of $200 CDN is required in subsequent years. Accordingly, exploration work on the Holy Cross mineral claim must be completed in the amount of $2,000 CDN in the year ending February 24, 2002 or this amount must be paid to the Province of British Columbia by February 24, 2002. The Holy Cross claim is presently in good standing until February 24, 2002 based on payments made by Mr. Goodall for maintenance of the claims. In subsequent years, exploration work must be completed in the amount of $4,000 CDN or this amount paid to the Province of British Columbia in order to maintain the claim in good standing. A maximum of nine years of work credit may be filed on a claim. If the required exploration work is not completed in any year or if a payment is not made to the Province of British Columbia in lieu of the required work within this year, then the mineral claim will lapse and title with revert to the Province of British Columbia.

We are not aware of the reason why the companies that previously explored the mineral claims, including Noranda Exploration Company, Kennecot Canada, Cogema Resources and Phelps Dodge Corporation, terminated their exploration efforts. Reasons for termination could include: (a) a determination that the mineral claims did not host commercial exploitable resources; (b) the failure of each company to recognize the potential of the mineral claims; (c) a determination to pursue more attractive exploration properties elsewhere; and (d) internal company factors, such as lack of financing or corporate changes.

Geology of the Mineral Claim

The Holy Cross claim covers three types of rocks - volcanic, sedimentary and intrusive. Gold mineralization is associated with the volcanic package of rocks present on the claim. Intrusive rocks have locally permeated the volcanic rocks resulting in altered characteristics to the host volcanic rock. The alteration style and pattern are indicative of potential gold deposits.

Recommendations of Geological Report

In his geological report, Mr. Payne recommends that an initial geological work program comprised of data acquisition, compilation and review of existing information be undertaken to fully assess the potential mineralization of the Holy Cross mineral property. A site visit to the Holy Cross mineral property and confirmation of sampling was recommended as part of this initial ongoing investigation. It is estimated that this initial geological work program will require a budget of $8,500. The components of the budget for this initial geological work program are as follows:

      Data Acquisition                                   $2,000
      Geological review - 10 days @ $325/day              3,250
      Geochemical analyses - 50 samples @ $18 each          900
      Travel Expenses - accommodation, board                950
      Vehicle Rental - 4 days @ $100/day                    400
      Airfare - Vancouver to Prince George, return          500
      Miscellaneous                                         500
      -------------                                      ------
      Total                                              $8,500

Current State of Exploration

The Holy Cross mineral claim presently does not have any proven mineral reserves. The property that is the subject to the mineral claim is undeveloped and does not contain any open-pit or underground mines. There is no mining plant or equipment located on the property that is the subject of the mineral claim.
Currently, there is no power supply to the mineral claim.

We have only recently commenced exploration of the mineral claim and exploration is currently in the preliminary stages. The status of our planned exploration program is discussed in detail below. Our planned exploration program is exploratory in nature and there is no assurance that mineral reserves will be proven.

Geological Exploration Program

We have accepted the recommendations of the geological report and we are proceeding with the initial phase of the recommended
geological work program.   We have engaged Mr. Goodall, one of our
directors, through an oral agreement to undertake this initial work program and we have advanced $4,250 to Mr. Goodall to begin the work program. Mr. Goodall has commenced work on this initial work program. Mr. Goodall will not be able to complete this work program until he has visited the site of the mineral claim. Access to the mineral claim is currently not possible due to snow pack.
We anticipate that Mr. Goodall will be able to access the mineral claim in June 2001 when the snow pack has melted. We anticipate that Mr. Goodall will complete phase one of this current geological work program by the end of summer 2001.

To date, Mr. Goodall has completed the acquisition of geological data from previous geological exploration and the review and synthesis of this geological data. This data acquisition has involved the research and investigation of historic files to locate and retrieve data information acquired by pervious exploration companies in the area of the Holy Cross mineral claim. The work involved in this data acquisition includes map and report
reproduction, drafting and production of base maps, and compilation of preexisting information into a common database and map. Geological review entails the geological study of an area to determine the geological characteristics, identification of rock types and any obvious indications of mineralization. A significant component of this review will occur on site. Geochemical analysis is the analytical procedure conducted by a credited laboratory to determine the specific elemental concentrations of minerals contained within samples. Such samples may be from a variety of medium, including rock, soil and stream sediment. The purpose of undertaking the geological review and geochemical analysis is to determine if there is sufficient indication for the area to host
mineralization to warrant additional exploration.   Positive
results of this phase one exploration program are required to justify continuing with additional exploration. Such positive results would include the identification of zones of mineralization. The current geological review of Mr. Goodall will be focused on determining whether these positive results are present. We will make a determination whether to proceed with an additional staged exploration program upon completion of this initial geological work program by Mr. Goodall and review of the results of this first phase. In completing this determination, we will make an assessment as to whether the results of phase one are sufficiently positive to enable us to achieve the financing necessary for use to proceed with phase two of the exploration program. This assessment will include an assessment of the market for financing of mineral exploration projects at the time of our assessment.

The geological report recommended that any subsequent exploration program include a geophysical survey of the Holy Cross mineral property followed by diamond drilling of the key targets identified through the analysis of the results of the geophysical survey. The geological report estimates that this second geological work program would cost approximately $200,000.

Compliance with Government Regulation

We will commence conducting business in British Columbia when we commence the first phase of its exploration program. Tuscany Minerals will be required to register as an extra-provincial company under the British Columbia Company Act prior to conducting business in British Columbia. The anticipated cost of the extra-provincial registration is approximately $500 US.

We will be required to conduct all mineral exploration activities in accordance with the Mining Act of British Columbia. We will be required to obtain a mineral exploration permit from the British Columbia Ministry of Energy and Mines in order to proceed with phase on of the recommended work program. There is no charge to obtain the mineral exploration permit and we do not anticipate any delay in obtaining this permit. We will be required to obtain additional work permits from the British Columbia Ministry of Energy and Mines for any exploration work that results in a physical disturbance to the land. Accordingly, we will be required to obtain a work permit if it proceeds with the second phase of its exploration program. There is no charge to obtain a work permit under the Mining Act. The time to obtain a work period is approximately four weeks. We will incur the expense of our consultant geologist to prepare the required submissions to the Ministry of Energy and Mines. We will be required by the Mining Act to undertake remediation work on any work that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance. No remediation work is anticipated as a result of completion of phase one of the exploration program.

We have budgeted for regulatory compliance costs in the proposed exploration program recommended by the geological report. As mentioned above, we will have to sustain the cost of reclamation and environmental remediation for all exploration and other work undertaken. The amount of reclamation and environmental remediation costs are not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended exploration program. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings, our competitive position or us in the event a potentially economic deposit is discovered.

If we enter into production, the cost of complying with permit and regulatory environment laws will be greater than in phase one because the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. We may be subject to an environmental review process under the British Columbia Environmental Assessment Act if we determine to proceed with a producing mine. An environmental review process would be required if we planned to construct a producing mine facility with production capacity of 75,000 tonnes (82,500 tons) of mineral ore per year. If we planned to proceed with a producing mine, we would be required to apply under the Environmental Assessment Act for a determination as to whether an environmental review was required. An environmental review is not required under the Environmental Assessment Act to proceed with the recommended exploration program on our Holy Cross mineral claim.

Employees

We have no employees, other than Mr. J. Stephen Barley, our sole officer, as of the date of this prospectus.

The services of Mr. Barley are provided to us pursuant to a management agreement with C.H.M. Consulting Inc., a company controlled by Mr. Barley. We pay C.H.M. Consulting Inc. a management fee of $750 per month in consideration for C.H.M. Consulting Inc. providing management and administration services for us. These services include the services of Mr. Barley. The management agreement is for a term commencing December 1, 2000 and expiring on December 31, 2001.

We do not pay any compensation to Mr. Barley solely for serving as a director on our board of directors.

We conduct our business largely through agreements with consultants and arms-length third parties.

Research and Development Expenditures

We have advanced $4,250 on account of exploration expenditures to date. We have not incurred any other research or development expenditures since our incorporation.

Subsidiaries

We do not have any subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.


                        PLAN OF OPERATIONS

Plan of Operations

Our business plan is to proceed with the exploration of the Holy Cross mineral property to determine whether there are commercially exploitable reserves of gold. We have decided to proceed with phase one of the exploration program recommended by the geological
report.    We anticipate that phase one of the recommended
geological exploration program will cost approximately $8,500. We had $67,660 in cash reserves as of December 31, 2000. Accordingly, we are able to proceed with phase one of the exploration program without additional financing. Completion of these exploration expenditures will also enable us to meet the exploration expenditure requirement under the option agreement for the period through December 31, 2001.

We will assess whether to proceed to phase two of the recommended geological exploration program upon completion of an assessment of the results of phase one of the geological exploration program. We will require additional funding in the event that we decide to proceed with phase two of the exploration program. The anticipated cost of the phase two exploration program is $200,000 which is in excess of our projected cash reserves remaining upon completion of phase one of the exploration program. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund phase two of the exploration program. We believe that debt financing will not be an alternative for funding phase two of the exploration program. We do not have any arrangements in place for any future equity financing.

We believe that our cash reserves are also sufficient to meet our obligations for the next twelve month period to C.H.M. Consulting Inc. under our management agreement with C.H.M. Consulting and to pay for the legal and accounting expense of complying with our obligations as a reporting issuer under the Securities Exchange Act of 1934. These expenses will be in addition to the cost of completing phase one of the exploration program.

If we do not complete the cash payments or the exploration expenditures required under the option agreement for the Holy Cross mineral property, then our option will terminate and we will lose all our rights and interest in the Holy Cross mineral property. If we do not secure additional financing to incur the required exploration expenditures, we may consider bringing in a joint venture partner to provide the required funding. We have not undertaken any efforts to locate a joint venture partner.

In addition, we cannot provide investors with any assurance that we will be able to locate a joint venture partner who will assist us in funding the exploration of the Holy Cross mineral property. We may also pursue acquiring interests in alternate mineral properties in the future.

Results Of Operations for Period Ending December 31, 2000

We did not earn any revenues during the period ending December 31, 2000. We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

We incurred operating expenses in the amount of $5,810 for the period ended December 31, 2000. These operating expenses were comprised entirely of professional fees that were primarily attributable our corporate organization and the acquisition of our option to acquire an interest in the Holy Cross mineral property. We also advanced $4,250 for the initial geological work program during the period ended December 31, 2000.

We incurred a loss of $5,150 for the period ending December 31, 2000.

We had cash of $67,660 as of December 31, 2000, and had working capital of $69,350 as of December 31, 2000.


                    DESCRIPTION OF PROPERTY

We do not own or lease any property other than this option to acquire an interest in the Holy Cross mineral property.


       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

*     Any of our directors or officers;
*     Any person proposed as a nominee for election as a director;
* Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
*     Any of our promoters;
* Any relative or spouse of any of the foregoing persons who has the same house as such person.

We have entered into a management agreement with C.H.M. Consulting Inc., a company controlled by Mr. J. Stephen Barley, our President and a director. We pay C.H.M. Consulting Inc. a management fee of $750 per month for a thirteen-month term in consideration for C.H.M. Consulting Inc. providing management and administration services for us. These services include the management services provided by Mr. Barley as our president.

Our option to acquire a 60% interest in the Holy Cross mineral property was granted to us by one of our directors, Mr. Geoffrey N. Goodall. This agreement is a critical part of our business plan. The option agreement was entered into on December 8, 2000 prior to Mr. Goodall being appointed to our board of directors on January 5, 2001. We have retained Mr. Goodall to conduct the first phase of our planned geological work program. We have advanced $4,250 to Mr. Goodall to conduct the initial phase of our planned geological exploration program.

Shares were sold in private offerings to the following relatives of Mr.
Barley:

Name of Relative          Number of Shares     Relationship to Director
----------------          ----------------     ------------------------
Ms. Mary E. Barley             1,000           Mother of J. Stephen Barley
Mr. James W. Barley            1,000           Brother of J. Stephen Barley
Ms. Donna Durning            600,000           Sister of J. Stephen Barley


       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our common stock. We anticipate applying for trading of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the bulletin board or, if traded, that a public market will materialize.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer (a) with bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

Holders of Our Common Stock

As of the date of this registration statement, we had forty-three
(43) registered shareholders.

Rule 144 Shares

A total of 6,500,000 shares of our common stock will be available for resale to the public after November 1, 2001 in accordance with the volume and trading limitations of Rule 144 of the Act. An additional 6,000,000 shares of our common stock will be available for resale to the public after November 20, 2001 in accordance with the volume and trading limitations of Rule 144 of the Act. An additional 38,000 shares of our common stock will be available for resale to the public after December 31, 2001 in accordance with the volume and trading limitations of Rule 144 of the Act. After this date, all of our outstanding shares will be available for resale under this rule.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1. 1% of the number of shares of the company's common stock then outstanding which, in our case, equals approximately 125,380 shares as of the date of this prospectus; or

2. the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold all of the 6,500,000 shares that may be sold pursuant to Rule 144 after November 1, 2001.

Stock Option Grants

To date, we have not granted any stock options.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Dividends

There are no restrictions in our articles of incorporation or
bylaws that prevent us from declaring dividends.   The Nevada
Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business; or

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.


EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers for all services rendered in all capacities to us for the fiscal period ended December 31, 2000.


                   Annual Compensation    Long Term Compensation
                   -------------------    ----------------------
                                    Other Restricted                  All
                                   Annual Stock      Options/* LTIP   Other
Name  Title     Year  Salary Bonus Compen- Awarded   SARs (#) pay-    Compen-
                                   sation                     outs($) sation
----  --------- ----  ------ ----- ------ ---------- -------  ------- -------
J.    President,2000   $750    0      0        0        0        0       0
Stephen CEO and
Barley Director


Stock Option Grants

We did not grant any stock options to the executive officers during our most recent fiscal year ended December 31, 2000. We have also not granted any stock options to the executive officers since
December 31, 2000.

Management Agreement

The services of Mr. J. Stephen Barley, our President and a director, are provided to us pursuant to a management agreement with C.H.M. Consulting Inc., a company controlled by Mr. J. Stephen Barley. We pay C.H.M. Consulting Inc. a management fee of $750 per month for a thirteen-month term in consideration for C.H.M. Consulting Inc. providing management and administration services to us. These services include the services of Mr. Barley. The management agreement provides that the fee payable to C.H.M. Consulting Inc. will be increased in the event that Mr. Barley is required to spend more than 15% of his business time on the business of the Company.

We do not have any employment or consultant agreement with Mr. Goodall and we do not pay Mr. Goodall any amount for acting as a director of the Company. We have engaged Mr. Goodall to complete phase one of our planned geological exploration program on our optioned mineral property. The anticipated cost of this work program is $8,500.

                       FINANCIAL STATEMENTS

Index to Financial Statements:

1. Auditors' Report;

2. Audited Financial Statements for the period ending December 31, 2000, including:

   a. Balance Sheet

   b. Statement of Loss and Deficit

   c. Statement of Cash Flows

   d. Statement of Stockholders' Equity

   e. Notes to Financial Statements


           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no changes in or disagreements with our accountants.


                       AVAILABLE INFORMATION

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement and does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company and are not necessarily complete. We refer you to our registration statement and each exhibit attached to it for a more complete description of matters involving the company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

                      TUSCANY MINERALS, LTD.
                  (An Exploration Stage Company)


                      FINANCIAL STATEMENTS


                       DECEMBER 31, 2000
                    (Stated in U.S. Dollars)

                                   ------------------------------------
                                   Morgan & Company
                                   ------------------------------------
                                   Chartered Accountants
                                   ------------------------------------
                                   P.O. Box 10007, Pacific Centre
                                   Suite 1730 - 700 West Georgia Street
                                   Vancouver, B.C. V7Y 1A1
                                   Telephone (604) 687-5841
                                   Fax (604) 687-0075
                                   ------------------------------------


                          AUDITORS' REPORT


To the Directors of
Tuscany Minerals, Ltd.

We have audited the balance sheet of Tuscany Minerals, Ltd. (an exploration stage company) as at December 31, 2000 and the statements of loss and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the period from the date of organization, October 5, 2000 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and cash flows for the period from the date of organization, October 5, 2000 to December 31, 2000 in accordance with United States generally accepted accounting principles.

Vancouver, B.C.
                                          /s/ Morgan & Company
January 22, 2001                          Chartered Accountants


       COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS
               ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the expression of an explanatory paragraph when the financial statements are affected by significant uncertainties that raise a substantial doubt on the continuance of the Company as a going concern as described in Note 1 of the financial statements. The opinion in our report, dated January 22, 2001, does not contain an explanatory paragraph as such opinion would not be in accordance with Canadian reporting standards for auditors when the significant uncertainties are adequately disclosed in the financial statements.

Vancouver, B.C.
                                          /s/ Morgan & Company
January 22, 2001                          Chartered Accountants

                      TUSCANY MINERALS, LTD.
                  (An Exploration Stage Company)

                          BALANCE SHEET

                        DECEMBER 31, 2000
                     (Stated in U.S. Dollars)

---------------------------------------------------------------------
ASSETS

Current
   Cash                                                  $     67,660
   Prepaid exploration advances                                 4,250
                                                         ------------
                                                               71,910

Mineral Property (Note 3)                                       1,500
                                                         ------------
                                                         $     73,410
=====================================================================

LIABILITIES

Current
   Accounts payable                                      $      2,560
                                                         ------------
SHAREHOLDERS' EQUITY

Share Capital
  Authorized:
    100,000,000 Common shares,
      par value $0.001 per share

  Issued and outstanding:
    12,538,000 Common shares                                   12,538

Additional paid in capital                                     63,462

Deficit Accumulated During The Exploration Stage               (5,810)

Cumulative Translation Adjustment                                 660
                                                         ------------
                                                               70,850
                                                         ------------
                                                         $     73,410
=====================================================================


Approved by the Directors:


_____________________________          _____________________________

                       TUSCANY MINERALS, LTD.
                   (An Exploration Stage Company)

                   STATEMENT OF LOSS AND DEFICIT

        PERIOD FROM DATE OF ORGANIZATION, OCTOBER 5, 2000
                       TO DECEMBER 31, 2000
                     (Stated in U.S. Dollars)

---------------------------------------------------------------------

Expenses
   Office and sundry                                     $        938
   Professional fees                                            4,872

Net Loss For The Period                                         5,810

Deficit Accumulated During The Exploration Stage,
  Beginning Of Period                                               -

Deficit Accumulated During The Exploration Stage,
  End Of Period                                          $      5,810
=====================================================================

Net Loss Per Share                                       $       0.01
=====================================================================

Weighted Average Number Of Shares Outstanding               8,350,574
=====================================================================

Comprehensive Income
  Net loss for the period                                $     (5,810)
  Foreign currency translation adjustment                         660
                                                         ------------
Total Comprehensive Loss                                 $     (5,150)
=====================================================================

                      TUSCANY MINERALS, LTD.
                  (An Exploration Stage Company)


                     STATEMENT OF CASH FLOWS

         PERIOD FROM DATE OF ORGANIZATION, OCTOBER 5, 2000
                       TO DECEMBER 31, 2000
                     (Stated in U.S. Dollars)

---------------------------------------------------------------------

Cash Flow From Operating Activity
   Net loss for the period                               $     (5,810)

Adjustments To Reconcile Net Loss To Net Cash
 Used By Operating Activity
  Prepaid exploration advances                                 (4,250)
  Accounts payable                                              2,560
                                                         ------------
                                                               (7,500)
                                                         ------------

Cash Flow From Investing Activity
  Mineral property                                             (1,500)
                                                         ------------
Cash Flow From Financing Activity
  Share subscriptions                                          76,000

Effect Of Exchange Rate Changes On Cash                           660
                                                         ------------
Increase In Cash                                               67,660

Cash, Beginning Of Period                                           -
                                                         ------------

Cash, End Of Period                                      $     67,660
=====================================================================

                       TUSCANY MINERALS, LTD.
                   (An Exploration Stage Company)

                 STATEMENT OF STOCKHOLDERS' EQUITY

                         DECEMBER 31, 2000
                     (Stated in U.S. Dollars)


                                  Common Stock
                          ----------------------------
                                       Addi-
                                       tional           Cumulative
                                       Paid-In          Translation
                     Shares    Amount  Capital  Deficit Adjustment     Total
                  ----------------------------------------------------------
November - Shares
Issued For Cash At
$0.001             6,500,000   $ 6,500 $     -  $     -  $        -  $ 6,500

November - Shares
Issued For Cash At
$0.01              6,000,000     6,000  54,000        -           -   60,000

December - Shares
Issued For Cash At
$0.25                 38,000        38   9,462        -           -    9,500

Translation
  adjustment               -         -       -        -         660      660

Net Loss For
  The Period               -         -       -   (5,810)          -   (5,810)
                  ----------------------------------------------------------
Balance,
December 31, 2000 12,538,000  $ 12,538 $63,462  $(5,810)  $     660  $70,850
                  ==========================================================

                       TUSCANY MINERALS, LTD.
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 2000
                     (Stated in U.S. Dollars)

1.    NATURE OF OPERATIONS

a)    Organization

The Company was incorporated in the State of Nevada, U.S.A., on October 5, 2000.

b)    Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.    SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)    Mineral Property Costs

The Company capitalizes the acquisition costs of mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable acquisition costs will be written off.
 To date, the Company has not established the commercial feasibility of its mineral property, therefore, all exploration expenditures are being expensed.

                       TUSCANY MINERALS, LTD.
                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 2000
                      (Stated in U.S. Dollars)


2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)    Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)    Foreign Currency Translation

The Company's functional currency is the U.S. dollar.
Transactions in foreign currency are translated into U.S.
dollars as follows:

     i)   monetary items at the rate prevailing at the balance sheet date;
    ii)   non-monetary items at the historical exchange rate;
   iii) revenue and expense at the average rate in effect during the applicable accounting period.

d)    Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

e)    Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

                      TUSCANY MINERALS, LTD.
                 (An Exploration Stage Company)

                 NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 2000
                   (Stated in U.S. Dollars)

3.    MINERAL PROPERTY

The Company has entered into an option agreement, dated
December 8, 2000, to acquire a 60% interest in a mineral claim block located in the Omineca Mining Division of British
Columbia.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

Cash payments:

-     $1,500 on execution of the agreement
-     $10,000 by December 8, 2001
-     $20,000 by December 8, 2002
-     $40,000 by December 8, 2003
-     $50,000 by December 8, 2004

Exploration expenditures:

-     $8,500 by December 31, 2001
-     A further $50,000 by December 31, 2002
-     A further $100,000 by December 31, 2003
-     A further $150,000 by December 31, 2004
-     A further $250,000 by December 31, 2005

Balance, December 31, 2000                               $  1,500
                                                        -----------

4.    CONTINGENCY

Mineral Property

The Company's mineral property interest has been acquired pursuant to an option agreement. In order to retain its interest, the Company must satisfy the terms of the option agreement described in Note 3.


5.    COMMITMENT

The Company has entered into a management agreement with a company controlled by a director. The agreement is for management services at $750 per month and expires on December
31, 2001.

                               PART II

              INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit our directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and
(d) willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee         $    398.51
Federal Taxes                                               $    NIL
State Taxes and Fees                                        $    NIL
Transfer Agent Fees                                         $  1,000
Accounting fees and expenses                                $  2,000
Legal fees and expenses                                     $ 20,000
Blue Sky fees and expenses                                  $  2,000
Miscellaneous                                               $    NIL
                                                            -----------
Total                                                       $ 25,398.51
                                                            ===========
-------------------------------------------------------------------------
All amounts are estimates other than the Commission's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

We issued 6,500,000 shares of common stock on November 1, 2000 to Mr. J. Stephen Barley. Mr. Barley is one of our directors and is our president and chief executive officer. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Securities Act") at a price of $0.001 per share, for total proceeds of $6,500. The 6,500,000 shares of common stock are restricted shares as defined in the Securities Act.

We completed an offering of 6,000,000 shares of our common stock at a price of $0.01 per share to a total of ten purchasers on November
20, 2000. The total amount received from this offering was $60,000. We completed the offering pursuant to Regulation S of the Securities Act. Each purchaser was a relative, friend or business associate of one of our officers or directors. All sales were made in reliance of Category 3 of Rule 903 of Regulation S on the basis that: (a) each sale was an offshore transaction; (b) no directed selling efforts were made by us in completing any sales; and (c) offering restrictions were implement. These offering restrictions included endorsing all stock certificates representing the purchased shares with the legend required by Rule 905 of Regulation
S. Each purchaser: (a) certified to us that purchaser is not a U.S. person as defined in Regulation S; (b) agreed to resell the purchased shares only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; (c) agreed not to engage in hedging transactions with regard to the shares unless in compliance with the Act; and (d) agreed that we were required to refuse to register any transfer of the shares not in compliance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. We did not engage in a distribution of this offering in the United States. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

We completed an offering of 38,000 common shares at a price of $0.25 per share to a total of thirty-two purchasers pursuant to Regulation S of the Securities Act on December 31, 2000. The total proceeds realized from this offering were $9,500. Each purchaser was a relative, friend or business associate of one of our officers or directors. All sales were made in reliance of Category 3 of Rule 903 of Regulation S on the basis that: (a) each sale was an offshore transaction; (b) no directed selling efforts were made by us in completing any sales; and (c) offering restrictions were implement. These offering restrictions included endorsing all stock certificates representing the purchased shares with the legend required by Rule 905 of Regulation S. Each purchaser: (a) certified to us that purchaser is not a U.S. person as defined in Regulation S; (b) agreed to resell the purchased shares only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; (c) agreed not to engage in hedging transactions with regard to the shares unless in compliance with the Act; and
(d) agreed that we were required to refuse to register any transfer of the shares not in compliance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration. We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. All purchasers were given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.


ITEM 27. EXHIBITS.

EXHIBIT
NUMBER             DESCRIPTION
--------           --------------------
 3.1               Articles of Incorporation
 3.2               By-Laws
 4.1               Share Certificate
 5.1               Opinion of Cane & Company, LLC, with consent to use
10.1               Option Agreement with Geoffrey Goodall dated
                   December 8, 2000
10.2               Management Agreement with C.H.M. Consulting Inc.
                   dated December 1, 2000
10.3               Amendment to Option Agreement with Geoffrey
                   Goodall dated April 4, 2001
23.1               Consent of Morgan & Company, Chartered Accountants
23.2               Consent of Crest Geological Consultants Ltd.

ITEM 28. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

                            SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia on April 18, 2001.

                             TUSCANY MINERALS, LTD.

                                 /s/ J. Stephen Barley
                             By: _________________________
                                 J. Stephen Barley, President


                       POWER OF ATTORNEY

ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints J. Stephen Barley, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                 CAPACITY IN WHICH SIGNED         DATE

/s/ J. Stephen Barley     President and Chief Executive    April 18, 2001
-----------------------   Officer, Secretary, Treasurer
J. Stephen Barley         and Director


/s/ Geoffrey N. Goodall   Director                         April 18, 2001
-----------------------
Geoffrey N. Goodall